UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 24, 2009

Commission File Number: 000-53587

Invitel Holdings A/S

(Translation of registrant’s name into English)

Puskas Tivadar, u. 8 -10, H-2040 Budaörs,Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invitel Holdings A/S
(Registrant)

Date: December 24, 2009	By:	/s/ PETER T. NOONE
Peter T. Noone
General Counsel

INVITEL HOLDINGS A/S

Exhibit Index

Exhibit Number	Description of Document

99.1	Indenture dated as of December 16, 2009 between Magyar Telecom B.V., as Issuer; Invitel Zrt., Invitel Technocom Kft., Invitel International Holdings B.V., Invitel International AG, Invitel International Hungary Kft., and MTCTR Memorex as subsidiary guarantors; BNY Corporate Trustee Services Limited as Trustee; The Bank of New York Mellon as Transfer Agent and Principal Paying Agent; and The Bank of New York Mellon (Luxembourg) S.A. as Registrar, Luxembourg Paying Agent and Transfer Agent

99.2	Fifth Supplemental Indenture dated as of February 2, 2009 supplemental to Indenture dated as of April 27, 2007

99.3	Sixth Supplemental Indenture dated as of March 26, 2009, supplemental to Indenture dated as of April 27, 2007

99.4	Seventh Supplemental Indenture dated as of December 11, 2009 supplemental to Indenture dated as of April 27, 2007